Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Registration Statement on Form S-4 of our report dated March 25, 2011 (September 18, 2011 as to the effects of the change in pension accounting, the effects of the change in segments, the effects of discontinued operations, legal proceedings, and other commitments and contingencies discussed in Notes 1, 17, 18, 19, and 20, respectively) relating to the consolidated financial statements of SAIC, Inc. (which report expresses an unqualified opinion and includes an explanatory paragraph relating to a change in SAIC, Inc.’s method of recognizing pension expense), appearing in the Prospectus, which is part of this Registration Statement, and to the reference to us under the heading “Experts” in such Prospectus.

/s/ DELOITTE & TOUCHE LLP

San Diego, California

September 18, 2011